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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Hammarskjold                  Philip                U.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    One Maritime Plaza, Suite 1200
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                                    (Street)

    San Francisco                   California           94111
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticket or Trading Symbol

     Young & Rubicam Inc. (YNR)

________________________________________________________________________________
3.   IRS Social Security Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     5/99

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner - See Note (1)
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock,
par value $0.01 per share             See Note (1)   See Note (1)   See Note (1) See Note (1)    See Note (1)    See Note (1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option Shares            See Note (1) See Note (1)   See Note (1)   See Note (1) See Note (1)    See Note (1)    See Note (1)
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====================================================================================================================================

Explanation of Responses:

Note (1)

An aggregate of 12,876,648 shares of Common Stock, and options to purchase an aggregate of 2,530,260 shares at $7.667 (expiring 50% in 12/01 and the remainder in 12/03) were owned by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (collectively, the "H&F Investors") as of May 24, 1999. On May 24, 1999, the H&F Investors sold an aggregate of 8,666,688 shares of Common Stock at $35.9835 per share. The sole general partner of the H&F Investors is H&F Investors III, L.P. ("Investors III"). The managing general partner of Investors III is Hellman & Friedman Associates III, L.P. ("Associates III"), and the general partners of Associates III are H&F Management III, L.L.C. ("Management III LLC") and H&F Investors, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. Philip U. Hammarskjold is a member of Management III LLC. Investors III, Associates III, Management III LLC, H&F Inc., the Trust and Mr. Hammarskjold might be deemed to exercise, directly or indirectly, voting and investment discretion with respect to the shares held by the H&F Investors and could be deemed to beneficially own such shares, but Mr. Hammarskjold disclaims such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Philip U. Hammarskjold                      6/10/99
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 **Signature of Reporting Person                 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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